                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 23)

                              --------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

                     ORDINARY SHARES OF EURO 0.55 PAR VALUE
                               PER ORDINARY SHARE
                         (Title of Class of Securities)

                                    87927W10
                                 (CUSIP Number)

                                  AMEDEO NODARI
                               BANCA INTESA S.P.A.
                              PIAZZA DELLA SCALA 6
                               MILAN 20121, ITALY
                               011 39 02 87941852
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                           MARCH 11 AND MARCH 14, 2005
             (Date of Event which Requires Filing of this Statement)

                   If the filing person has previously filed a
               statement on Schedule 13G to report the acquisition
          which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 4 Pages)

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CUSIP No.  87927W10             13D                                  Page 2 of 4
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     1      NAME OF REPORTING PERSON              BANCA iNTESA s.P.a.
            I.R.S. IDENTIFICATION NO.             Not Applicable
            OF ABOVE PERSON
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) [X]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS:                                         WC

--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e):                               [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION:            Republic of Italy

--------------------------------------------------------------------------------
                7          SOLE VOTING POWER:                        92,462,495
 NUMBER OF  --------------------------------------------------------------------
   SHARES       8          SHARED VOTING POWER:                   2,407,345,359
BENEFICIALLY                                                       (See Item 5)
  OWNED BY  --------------------------------------------------------------------
    EACH        9          SOLE DISPOSITIVE POWER:                  89,589,065
 REPORTING
PERSON WITH --------------------------------------------------------------------
                10         SHARED DISPOSITIVE POWER:              2,407,345,359
                                                                   (See Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY                2,499,807,854
            REPORTING PERSON:                                      (See Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES:                                                       [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):        22.64%
                                                                    (See Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON:             CO

                                Page 2 of 4 Pages

         This Amendment No. 23 amends the Statement on Schedule 13D, dated
October 19, 2001, as amended (as previously amended, the "Statement on Schedule
13D"), filed by IntesaBci S.p.A. (now Banca Intesa S.p.A.), a company organized under the laws of the Republic of Italy ("Intesa"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the
Statement on Schedule 13D.

         Intesa, Pirelli, Edizione Holding, UniCredito, Olimpia S.p.A.
("Olimpia") and, as discussed in Items 4 and 6 of Amendment No. 7 to the
Statement on Schedule 13D, Hopa S.p.A. ("Hopa") are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Intesa in accordance with Rule 13d-1(k)(2) under the
Securities Exchange Act of 1934, as amended.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Reference is made to the February 2005 Mediobanca Forward Sale
Agreement and the February 2005 Caboto Forward Sale Agreement (as each of those terms is defined in Item 4 of Amendment No. 22 to the Statement on Schedule
13D). On March 11, 2005, Olimpia purchased (i) 93,368,330 Telecom Italia Shares from Mediobanca at a price per share of 3.0308 euro pursuant to the February
2005 Mediobanca Forward Sale Agreement and (ii) 96,620,000 Telecom Italia Shares
from Caboto at a price per share of 2.9288 euro pursuant to the February 2005
Caboto Forward Sale Agreement. In each case, Olimpia obtained the purchase price from capital contributed by its shareholders in connection with the Olimpia
Capital Raising. A press release issued by Olimpia on March 11, 2005 concerning the transactions is filed as an Exhibit to Amendment No. 35 to Pirelli's
Schedule 13D dated March 16, 2005, filed as Exhibit 62 to this Statement on
Schedule 13D and incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The information contained in Item 3 above is incorporated herein by reference. On March 14, 2005, Olimpia exercised its right to convert all of the
424,130,480 convertible bonds issued by Telecom Italia that Olimpia purchased from JPMorgan pursuant to the JPMorgan Forward Sale Agreement (as that term is defined in Item 4 of Amendment No. 21 to the Statement on Schedule 13D) into an aggregate of 200,000,000 Telecom Italia Shares. After giving effect to the conversion of such convertible bonds and to the acquisition by Olimpia of the
189,988,330 Telecom Italia Shares referred to in Item 3, Olimpia holds
2,407,345,359 Telecom Italia Shares, representing approximately 21.8% of the total number of outstanding Telecom Italia Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

62.      Press release of Olimpia, dated as of January 23, 2005 [English translation] (incorporated by reference to Exhibit 80 to the Schedule
         13D, dated March 16, 2005, filed with the Securities and Exchange
         Commission by Pirelli S.p.A.)

                                Page 3 of 4 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    March 23, 2005

                                             BANCA INTESA S.p.A.

                                             By: /s/ Amedeo Nodari
                                                 -------------------------------
                                                 Name:  Amedeo Nodari
                                                 Title: Head of Institutional
                                                        Investments

                                             By: /s/  Marco Cerrina Feroni
                                                 -------------------------------
                                                 Name:  Marco Cerrina Feroni
                                                 Title: Head of Merchant Banking

                                Page 4 of 4 Pages